Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp

Commission File No. 000 - 26086

On July 19, 2007, The PNC Financial Services Group, Inc. (“PNC”) issued the following press release announcing its earnings and business for the quarter ended June 30, 2007:

CONTACTS:

MEDIA:

Brian E. Goerke

(412) 762-4550

corporate.communications@pnc.com

INVESTORS:

William H. Callihan

(412) 762-8257

investor.relations@pnc.com

PNC REPORTS SECOND QUARTER NET INCOME OF $423 MILLION

AND EPS OF $1.22

Net income for first six months up 20 percent compared with first half of 2006

PITTSBURGH, July 19, 2007 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported net income of $423 million, or $1.22 per diluted share, for the second quarter of 2007 compared with net income of $381 million, or $1.28 per diluted share, in the second quarter of 2006 and net income of $459 million, or $1.46 per diluted share, in the prior quarter.

For the first six months of 2007, the company earned net income of $882 million, or $2.67 per diluted share, compared with net income of $735 million, or $2.47 per diluted share, for the first six months of 2006, an increase of 20 percent and 8 percent, respectively.

“Our businesses delivered solid results in the second quarter, while private equity and trading revenues were weaker,” said PNC Chairman and Chief Executive Officer James E. Rohr. “We generated quality revenue growth and effectively managed our expenses while maintaining excellent credit quality. PNC’s diversified business mix, combined with strong risk management and capital flexibility, positions us well for what will continue to be a challenging environment.”

PNC earned adjusted net income of $434 million, or $1.25 per diluted share, for the quarter. Adjusted net income for the second quarter of 2007 excludes integration costs of $11 million after tax, or $.03 per diluted share. Adjusted net income was $386 million, or $1.30 per diluted share, for the second quarter of 2006 and $434 million, or $1.38 per diluted share, for the prior quarter. Second quarter 2007 net income was impacted by a higher provision for credit losses and lower equity management gains and trading revenue. Second quarter 2007 results also were reduced by $13 million after tax, or $.04 per diluted share, related to tax exposure on cross-border lease transactions.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 2

PNC earned adjusted net income of $868 million, or $2.63 per diluted share, for the first six months of 2007 compared with adjusted net income of $743 million, or $2.50 per diluted share, for the first six months of 2006. Adjusted net income for the 2007 period excludes the net effects of our BlackRock long-term incentive plan (LTIP) shares obligation and integration costs, and adjusted net income for the 2006 period excludes integration costs.

Some of the comparisons between 2006 and 2007 on a reported basis are affected by the change in accounting methodology for BlackRock, which did not impact net income, and by certain other items. To help to better understand trends at PNC, we show these comparisons on an adjusted basis. References to adjusted amounts in this news release include, as applicable, adjustments for the following types of items: BlackRock deconsolidation by adjusting as if we had recorded our BlackRock investment on the equity method for all periods in the comparison; BlackRock LTIP shares obligation; and integration costs. Details of all adjustments, including reconciliations to reported results, are included in the Consolidated Financial Highlights section of this news release. This section also includes a reconciliation of taxable-equivalent net interest income to net interest income as reported under generally accepted accounting principles (GAAP).

HIGHLIGHTS

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All of PNC’s primary businesses met or exceeded plan in the first half of 2007. PNC created positive operating leverage in the first half of 2007 compared with the first half of 2006 as adjusted revenue growth of 15 percent exceeded adjusted noninterest expense growth of 12 percent. Growth from fee-based banking sources continues to differentiate PNC.

•

Equity management (private equity) gains and trading revenue met expectations for the first half of 2007, but for the current quarter declined by $78 million compared with the second quarter of 2006 and $53 million compared with the first quarter of 2007. Despite these decreases, second quarter 2007 adjusted noninterest income increased 6 percent compared with the second quarter of 2006 and 4 percent compared with the first quarter of 2007.

•

Second quarter taxable-equivalent net interest income grew 33 percent compared with the second quarter of 2006 and 19 percent compared with the first quarter of 2007. Net interest margin improved to 3.03 percent in the current quarter compared with 2.90 percent and 2.95 percent in the second quarter of 2006 and the linked quarter, respectively.

•

Asset quality remained very strong. Nonperforming assets to total assets were .20 percent at June 30, 2007 compared with .24 percent at June 30, 2006. Provision for credit losses was $54 million in the second quarter of 2007, reflecting growth in total credit exposure. Net charge-offs were $32 million in the quarter.

•

PNC successfully completed execution of its One PNC initiative, achieving its goal of $400 million total annual pretax earnings benefit. An ongoing continuous improvement program now focuses on delivering positive operating leverage.

•

Average loans grew 27 percent compared with the second quarter of 2006 and 18 percent compared with the first quarter of 2007. Average deposits increased 25 percent compared with the second quarter of 2006 and 12 percent compared with the linked quarter.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 3

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PNC continued to invest in its businesses. The company announced a definitive agreement to acquire Yardville National Bancorp, which is expected to result in leading deposit share in several wealthy counties in central New Jersey, and closed on the acquisition of ARCS Commercial Mortgage on July 2, which broadens our real estate product set. The acquisitions are expected to be accretive in 2008.

•

PNC returned capital to shareholders through a 15 percent increase in the common dividend to 63 cents per share and purchasing 4.0 million common shares at a cost of $294 million under its repurchase program in the second quarter.

•

The integration of Mercantile Bankshares Corporation, which PNC acquired on March 2, is on track with ongoing customer communications and employee training, and technology systems conversions are scheduled for September 15.

Return on average common shareholders’ equity for the second quarter of 2007 was 11.61 percent, or 11.91 percent as adjusted. Return on average common shareholders’ equity for the second quarter of 2006 was 17.49 percent, or 17.72 percent as adjusted. For the first quarter of 2007, return on average common shareholders’ equity was 15.59 percent, or 14.74 percent as adjusted. Return on average common shareholders’ equity for the six months ended June 30, 2007 was 13.39 percent compared with 17.08 percent for the six months ended June 30, 2006. Adjusted returns on average common shareholders’ equity for these six-month periods were 13.18 percent and 17.28 percent, respectively.

BUSINESS SEGMENT RESULTS

Retail Banking

Retail Banking earned $227 million for the quarter, compared with $185 million for the year-ago quarter and $201 million for the first quarter of 2007. The 23 percent increase over the second quarter of 2006 and 13 percent increase over the prior quarter were driven by the Mercantile acquisition, increased fee income, and continued customer and balance sheet growth, partially offset by an increase in the provision for credit losses.

Retail Banking highlights:

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Customer growth was reflected in a net increase of 5,000 checking relationships since March 31, 2007, excluding Mercantile. In order to continue to acquire and retain customers, PNC continues to focus on delivering differentiated customer service and improving the customer experience through its branch network and call center. PNC’s redesigned web site has resulted in improved customer satisfaction and an improved consumer online experience that has driven increased traffic and sales.

•

Average loan balances increased $10.3 billion, or 42 percent, over the year-ago quarter and $6.8 billion, or 24 percent, over the first quarter of 2007 primarily driven by the Mercantile acquisition and continued growth in small business lending. Average small business loans grew 10 percent over the prior year quarter and 3 percent over the linked quarter, excluding the impact of Mercantile.

•	Average deposit balances increased 25 percent over the previous year quarter and 14 percent over the prior quarter, both largely the result of the Mercantile acquisition.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 4

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Net interest income for the second quarter of 2007 grew $111 million, or 26 percent, compared with the second quarter of 2006 and $83 million, or 18 percent, compared with the first quarter of 2007 primarily as a result of the Mercantile acquisition.

•

Noninterest income to total revenue was 45 percent for the second quarter of 2007. Noninterest income for the quarter increased $85 million, or 24 percent, compared with the prior year second quarter and $56 million, or 14 percent, compared with the first quarter of 2007. The Mercantile acquisition represented a substantial portion of the increases. Noninterest income also grew in the quarters of comparison as a result of higher brokerage and asset management fees and increased revenue from third party loan servicing activities.

•

Noninterest expense for the second quarter of 2007 increased $119 million, or 26 percent, compared with the prior year second quarter and $83 million, or 17 percent, compared with the first quarter of 2007. The increase in expense for both comparisons was a result of the Mercantile acquisition, expenses directly associated with fee income related businesses and a number of growth initiatives including new branches, credit card, and the private client group.

•

Asset quality remained strong. The provision for credit losses was $37 million and net charge-offs were $25 million for the quarter. The incremental increase in provision over net charge-offs in the current quarter was primarily due to continued growth in the commercial loan portfolio.

•

Assets under management were $77 billion at June 30, 2007, an increase of $27 billion, or 54 percent, compared with June 30, 2006 and an increase of $1 billion compared with March 31, 2007. The Mercantile acquisition added $22 billion in assets under management in the first quarter. Strong market conditions and sales efforts contributed to portfolio growth in both comparisons.

•	PNC had 1,084 branches and an ATM network of 3,917 machines at June 30, 2007. Seven new branches were opened in the quarter.

Corporate & Institutional Banking

Corporate & Institutional Banking earned $122 million in the second quarter compared with $115 million in the second quarter of 2006 and $132 million in the previous quarter. The decrease compared with the first quarter of 2007 was due to higher provision for credit losses. In the year-over-year quarterly comparison, earnings increased due to net interest income growth partially offset by lower noninterest income.

Corporate & Institutional Banking highlights:

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Noninterest income to total revenue was 49 percent for the second quarter of 2007. Noninterest income decreased $22 million, or 11 percent, compared with the prior year quarter as a result of reduced trading revenue and lower net gains on commercial mortgage loan sales and related hedges somewhat offset by higher corporate service fees from treasury management and commercial mortgage servicing. On a linked quarter basis, noninterest income was unchanged at $187 million as higher corporate service fees from affordable housing distribution income, syndication revenue and treasury management fees were offset by lower net gains on commercial mortgage loan sales.

•	Noninterest expense was essentially flat compared with both prior quarters as investments in growth initiatives were offset by effective cost management.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 5

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PNC continued to manage the risk-adjusted return of credit products. Net interest income for the second quarter of 2007 grew $25 million, or 15 percent, compared with the second quarter of 2006 and $11 million, or 6 percent, compared with the first quarter of 2007 as a result of the Mercantile acquisition and deposit growth. Average loan balances increased $2.7 billion from the prior year second quarter and $1.7 billion compared with the first quarter of 2007 resulting from the Mercantile acquisition and growth in corporate loans.

•

Average deposit balances for the quarter increased $3.3 billion, or 35 percent, compared with the second quarter of 2006. The increase was mainly the result of higher corporate deposits in money market accounts and noninterest-bearing deposits from the servicing portfolio at Midland Loan Services. On a linked quarter basis, average deposits increased $180 million in part due to higher corporate deposits in money market and other interest-bearing accounts.

•

Asset quality remained strong. Provision for credit losses was $17 million in the second quarter compared with $17 million in the second quarter of 2006 and a credit of $16 million in the linked quarter, which related to a first quarter reduction in default factors based on improvement in company and industry experience used to determine required reserves.

•

The commercial mortgage servicing portfolio was $222 billion at June 30, 2007, an increase of 47 percent from June 30, 2006. On a linked quarter basis, the commercial mortgage servicing portfolio increased by 8 percent. On July 2, PNC completed its acquisition of ARCS Commercial Mortgage, a leading provider of agency financing for multifamily real estate.

PFPC

PFPC earned $32 million for the second quarter of 2007 compared with $26 million in the year-earlier period and $31 million in the linked quarter. The earnings increase compared with the second quarter of 2006 and the linked quarter reflects the successful conversion of two new client services during the quarter, growth from existing clients, market appreciation and an improved operating margin. A $20 million, or 10 percent, increase in servicing revenue from the second quarter of 2006 was fueled by strong fee income growth in transfer agency, managed accounts, alternative investments, and offshore operations.

PFPC provided accounting/administration services for $868 billion of net fund assets and provided custody services for $467 billion of fund assets as of June 30, 2007, compared with $743 billion and $389 billion, respectively, on June 30, 2006 and $822 billion and $435 billion, respectively, at March 31, 2007. Total fund assets serviced by PFPC were $2.4 trillion at June 30, 2007, compared with asset servicing levels of $1.9 trillion at June 30, 2006 and $2.2 trillion at March 31, 2007.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 6

Other, Including BlackRock

The “Other, Including BlackRock” category, for the purposes of this release, includes the earnings and gains or losses related to our equity interest in BlackRock, Mercantile acquisition and BlackRock/Merrill Lynch Investment Managers (MLIM) transaction integration costs, asset and liability management activities, related net securities gains or losses, certain trading activities, equity management activities, differences between business segment performance reporting and financial statement reporting under GAAP, corporate overhead, and intercompany eliminations.

PNC recorded earnings of $42 million in Other for the quarter compared with earnings of $55 million in the second quarter of 2006 and $95 million in the first quarter of 2007. Other for the current quarter included lower equity management gains compared with the prior quarter and last year’s second quarter. Other for the first quarter of 2007 included a net after-tax gain of $33 million related to our BlackRock LTIP shares obligation compared to a charge of under $1 million in the second quarter of 2007 that did not impact adjusted net income.

CONSOLIDATED REVENUE REVIEW

Taxable-equivalent net interest income totaled $746 million for the quarter, an increase of 33 percent compared with $562 million for the year-earlier period and an increase of 19 percent compared with $629 million for the first quarter of 2007. The net interest margin in the second quarter of 2007 was 3.03 percent compared with 2.90 percent in the year-earlier period and 2.95 percent in the first quarter of 2007. The increase in net interest income and net interest margin over the quarters of comparison was the result of the Mercantile acquisition partially offset by the impact of the aforementioned cross-border lease item that lowered interest income on loans.

Noninterest income totaled $975 million for the second quarter of 2007 compared with $1.230 billion for the same quarter in the prior year, and $991 million for the first quarter of 2007. Noninterest income for the second quarter was $977 million as adjusted compared with $918 million as adjusted for the second quarter of 2006 and $941 million as adjusted for the first quarter of 2007.

The increase in adjusted noninterest income compared with the second quarter of 2006 adjusted results was due to the Mercantile acquisition and growth in asset management revenue, corporate service fees and brokerage revenue partially offset by declines in equity management gains and trading revenue. Compared with the adjusted link quarter, the second quarter of 2007 as adjusted reflected growth in fee-related revenue including asset management, fund servicing, service charges on deposits, brokerage, and consumer and corporate services, as well as the full quarter impact of Mercantile. Equity management gains and trading revenue declined in the link quarter by $53 million.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 7

CONSOLIDATED EXPENSE REVIEW

Noninterest expense for the quarter ended June 30, 2007 was $1.040 billion compared with $1.145 billion in the prior year quarter and $944 million for the first quarter of 2007. Second quarter noninterest expense was $1.025 billion as adjusted compared with $881 million as adjusted for the second quarter of 2006 and $933 million as adjusted for the linked quarter.

The increase in adjusted noninterest expense in the comparisons was largely a result of the acquisition of Mercantile and increased marketing expenses for PNC’s branding initiative. Adjusted noninterest expense compared with the second quarter of 2006 also increased due to investments in growth initiatives that were partially offset by disciplined expense management. Adjusted noninterest expense compared with the first quarter of 2007 also included higher compensation expense related to the growth of customer revenue and a $15 million charge for trust preferred securities called during the second quarter, offset in part by litigation-related insurance recoveries of approximately $21 million.

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $125.7 billion at June 30, 2007, compared with $94.9 billion at June 30, 2006, and $122.6 billion at March 31, 2007. The increase compared with June 30, 2006 was due to the addition of approximately $21 billion of assets from the Mercantile acquisition, higher equity investments primarily due to the impact of the BlackRock/MLIM transaction, and growth in loans and securities.

Average loans of $63.6 billion for the quarter increased $13.6 billion, or 27 percent, compared with the year-earlier period and increased $9.5 billion, or 18 percent, compared with the first quarter of 2007. The increase in average loans compared with both quarters was primarily a result of the Mercantile acquisition. The increase in average loans was also due to growth in commercial, commercial real estate and consumer loans in comparison with the second quarter of 2006. The increase compared with the linked quarter was due to growth in commercial loans and the addition of high quality residential mortgage loans as part of our asset and liability management activities.

Average securities available for sale for the second quarter of 2007 were $26.4 billion, an increase of $5.0 billion, or 23 percent, compared with the second quarter of 2006, and an increase of $3.0 billion, or 13 percent, compared with the first quarter of 2007. The increase in securities in the comparisons was primarily the result of the Mercantile transaction.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 8

Average deposits of $78.2 billion increased $15.6 billion, or 25 percent, compared with the second quarter of 2006, and increased $8.6 billion, or 12 percent, compared with the linked quarter. Average deposits increased from the prior year quarter as a result of the Mercantile acquisition and growth primarily in money market and noninterest-bearing demand deposits. Average deposits compared with the linked quarter increased mainly as a result of the full quarter impact of the Mercantile acquisition. Average demand and other noninterest-bearing deposits increased $3.9 billion, or 28 percent, compared with the prior year quarter largely as a result of the impact of the Mercantile acquisition and deposits from the servicing portfolio at Midland Loan Services. These deposits increased $2.0 billion, or 13 percent, versus the linked quarter as a result of Mercantile.

Average borrowed funds for the second quarter of 2007 were $21.3 billion, an increase of $6.3 billion compared with the second quarter of 2006, and an increase of $4.5 billion compared with the first quarter of 2007. The increase from both the prior year and linked quarters was due to the Mercantile acquisition and to fund earning asset growth.

PNC’s Tier 1 risk-based capital ratio was an estimated 8.1 percent at June 30, 2007, compared with 8.8 percent at June 30, 2006 and 8.6 percent at March 31, 2007. The decline in the Tier 1 risk-based capital ratio compared with March 31, 2007 was primarily due to the call of trust preferred securities and balance sheet growth.

During the first half of 2007 the company repurchased 5.4 million common shares at a total cost of $395 million under its current common stock repurchase program. The board has authorized a repurchase of up to 20 million shares of common stock, of which approximately 9.1 million remained at the end of the second quarter.

ASSET QUALITY REVIEW

Overall asset quality at PNC continued to be strong in the challenging credit environment and the company remained focused on maintaining a moderate risk profile. The provision for credit losses for the second quarter of 2007 was $54 million compared with $44 million in the second quarter of 2006 and $8 million in the first quarter of 2007. The provision in the current quarter was primarily due to net charge-offs and growth in total credit exposure.

Net charge-offs for the second quarter of 2007 were $32 million, or .20 percent of average loans, compared with net charge-offs of $30 million, or .24 percent, for the second quarter of 2006 and net charge-offs of $36 million, or .27 percent, for the linked quarter.

Nonperforming assets at June 30, 2007 were $246 million, an increase of $15 million, or 6 percent, compared with the balance at June 30, 2006 and an increase of $42 million, or 21 percent, compared with March 31, 2007. Nonperforming assets increased over the quarters of comparison largely due to higher commercial real estate nonaccrual loans primarily related to Mercantile.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 9

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Consolidated Financial Highlights section of this news release includes adjusted results for the first two quarters and first half of 2007 and for the second quarter and first half of 2006 illustrating the impact of certain items, including the gain recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our 2002 BlackRock LTIP shares obligation, the net mark-to-market adjustments on our remaining BlackRock LTIP shares obligation, and integration costs related to the Mercantile acquisition and the BlackRock/MLIM transaction. In addition, adjusted results for the second quarter and first half of 2006 reflect the impact of the deconsolidation of BlackRock by adjusting as if we had applied the equity method of accounting for all periods presented. This section also includes a reconciliation of these adjusted amounts to net income, certain components of net income, diluted earnings per share and selected ratios as reported under GAAP, and to GAAP condensed, consolidated income statements. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of certain significant items on our GAAP results for these periods. The absence of other adjusted amounts for periods discussed in this news release is not intended to imply that there could not have been other similar types of adjustments for these periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.

CONFERENCE CALL AND SUPPLEMENTAL FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and Chief Financial Officer Richard J. Johnson will hold a conference call for investors today at 10:30 a.m. Eastern Time regarding the topics addressed in this news release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at (800) 990-2718 or (706) 643-0187 (international). The related financial supplement and presentation slides to accompany the conference call remarks may be found at www.pnc.com/investorevents. A taped replay of the call will be available for one week at (800) 642-1687 or (706) 645-9291 (international); enter conference ID 4656882.

In addition, Internet access to the call (listen only) and to PNC’s second quarter 2007 earnings release, supplemental financial information and presentation slides will be available at www.pnc.com/investorevents. A replay of the webcast will be available on PNC’s Web site for 30 days.

The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 10

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release and in the conference call regarding this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our first quarter 2007 Form 10-Q and other SEC reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this news release or in our filings with the SEC, accessible on the SEC’s Web site at www.sec.gov and on or through our corporate Web site at www.pnc.com under “About PNC – Investor Relations – Financial Information.”

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Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers’ and counterparties’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing business and economic conditions.

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The value of our assets and liabilities, as well as our overall financial performance, is also affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.

•

Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan (“LTIP”) programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize a gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.

•	Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

•	Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.

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Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present with respect to our pending acquisition of Yardville National Bancorp (“Yardville”), and continue to be present with respect to the integration of Mercantile Bankshares Corporation.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 11

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Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information; and (e) changes in accounting policies and principles.

•

Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.

•	Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

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The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.

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Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.

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Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s Web site and on or through BlackRock’s Web site at www.blackrock.com.

We grow our business from time to time by acquiring other financial services companies, including the pending Yardville transaction. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues. Post-closing acquisition risk continues to apply to Mercantile as we complete the integration.

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PNC Reports Second Quarter Net Income of $423 Million and EPS of $1.22 – Page 12

ADDITIONAL INFORMATION ABOUT THE PNC/YARDVILLE TRANSACTION

PNC and Yardville have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690, or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

[TABULAR MATERIAL FOLLOWS]

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

THREE MONTHS ENDED	June 30, 2007		March 31, 2007		June 30, 2006
Dollars in millions, except per share data	As Reported	As Adjusted (a)	As Reported	As Adjusted (b)	As Reported	As Adjusted (c)
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (d)	$746	$746	$629	$629	$562	$558
Noninterest income
Asset management	190	191	165	167	429	129
Other	785	786	826	774	801	789

Total noninterest income	975	977	991	941	1,230	918

Total revenue	$1,721	$1,723	$1,620	$1,570	$1,792	$1,476

Noninterest expense	$1,040	$1,025	$944	$933	$1,145	$881

Net income	$423	$434	$459	$434	$381	$386

Diluted earnings per common share	$1.22	$1.25	$1.46	$1.38	$1.28	$1.30
Cash dividends declared per common share	$.63	$.63	$.55	$.55	$.55	$.55

SELECTED RATIOS (e)
Net interest margin	3.03%	3.03%	2.95%	2.95%	2.90%	2.90%
Noninterest income to total revenue (f)	57	57	61	60	69	62
Efficiency (g)	61	60	58	60	64	60
Return on:
Average common shareholders’ equity	11.61%	11.91%	15.59%	14.74%	17.49%	17.72%
Average assets	1.38	1.41	1.73	1.64	1.64	1.66

SIX MONTHS ENDED	June 30, 2007		June 30, 2006
Dollars in millions, except per share data	As Reported	As Adjusted (b)	As Reported	As Adjusted (c)
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (d)	$1,375	$1,375	$1,125	$1,118
Noninterest income
Asset management	355	358	890	257
Other	1,611	1,560	1,525	1,492

Total noninterest income	1,966	1,918	2,415	1,749

Total revenue	$3,341	$3,293	$3,540	$2,867

Noninterest expense	$1,984	$1,958	$2,307	$1,746

Net income	$882	$868	$735	$743

Diluted earnings per common share	$2.67	$2.63	$2.47	$2.50
Cash dividends declared per common share	$1.18	$1.18	$1.05	$1.05

SELECTED RATIOS (e)
Net interest margin	3.00%	3.00%	2.93%	2.93%
Noninterest income to total revenue (f)	59	58	68	61
Efficiency (g)	60	60	65	61
Return on:
Average common shareholders’ equity	13.39%	13.18%	17.08%	17.28%
Average assets	1.54	1.52	1.60	1.62

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted to exclude the impact of the following items: (1) the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, and (2) Mercantile acquisition and BlackRock/MLIM transaction integration costs. See pages 15, 16 and 17 for additional information.
(b)	Amounts adjusted to exclude the impact of the following items: (1) the gain recognized in connection with the transfer of BlackRock shares to satisfy a portion of our 2002 BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, and (3) Mercantile acquisition and BlackRock/MLIM transaction integration costs. See pages 15, 16, 17 and 18 for additional information.
(c)	Amounts adjusted as if we had recorded our investment in BlackRock on the equity method and to exclude the impact of PNC’s portion of BlackRock/MLIM transaction integration costs. See pages 15, 16, 17 and 18 for additional information.
(d)	Reconciliations of net interest income on a GAAP basis to taxable-equivalent net interest income are provided on page 18.
(e)	Reconciliations of selected ratios from the “As Reported” (GAAP) basis to the “As Adjusted” basis are provided on page 17.
(f)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest income for the second quarter and first six months of 2006 included the impact of BlackRock on a consolidated basis, primarily consisting of asset management fees. First and second quarter 2007 and the first six months of 2007 noninterest income reflected income from our equity investment in BlackRock included in the “Asset management” line item.
(g)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

	Three months ended			Six months ended
In millions	June 30 2007	March 31 2007	June 30 2006	June 30 2007	June 30 2006
BUSINESS EARNINGS SUMMARY (a) (c)
Retail Banking (b)	$227	$201	$185	$428	$375
Corporate & Institutional Banking (b)	122	132	115	254	217
PFPC	32	31	26	63	53
Other, including BlackRock (b) (c)	42	95	55	137	90

Total consolidated net income (d)	$423	$459	$381	$882	$735

(a)	Our business segment information is presented based on our management accounting practices and management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change. Certain prior period amounts have been reclassified to conform with the current period presentation.
(b)	Amounts for 2007 include Mercantile, beginning with the acquisition closing on March 2, 2007.
(c)	We consider BlackRock to be a separate reportable business segment but have combined its results with Other for this presentation. Our Quarterly Report on Form 10-Q for the second quarter of 2007 will provide additional business segment disclosures for BlackRock.
(d)	See pages 13 and 15-16.

Dollars in millions, except per share data	June 30 2007	March 31 2007	June 30 2006
BALANCE SHEET DATA
Assets	$125,651	$122,563	$94,914
Loans, net of unearned income	64,714	62,925	50,548
Allowance for loan and lease losses	703	690	611
Securities available for sale	25,903	26,475	21,724
Loans held for sale	2,562	2,382	2,165
Goodwill and other intangibles	8,658	8,668	4,498
Equity investments	5,584	5,408	1,461
Deposits	77,221	77,367	63,493
Borrowed funds	24,516	20,456	15,651
Shareholders’ equity	14,504	14,739	8,827
Common shareholders’ equity	14,497	14,732	8,820
Book value per common share	42.36	42.63	29.92
Common shares outstanding (millions)	342	346	295
Loans to deposits	84%	81%	80%

ASSETS ADMINISTERED (billions)
Managed (a)	$77	$76	$506
Nondiscretionary	111	111	85

FUND ASSETS SERVICED (billions)
Accounting/administration net assets	$868	$822	$743
Custody assets	467	435	389

CAPITAL RATIOS
Tier 1 risk-based (b)	8.1%	8.6%	8.8%
Total risk-based (b)	11.6	12.2	12.4
Leverage (b)	7.3	8.7	7.7
Tangible common equity (c)	5.5	5.8	5.2
Common shareholders’ equity to assets	11.5	12.0	9.3

ASSET QUALITY RATIOS
Nonperforming loans to total loans	.34%	.28%	.41%
Nonperforming assets to total loans and foreclosed assets	.38	.32	.46
Nonperforming assets to total assets	.20	.17	.24
Net charge-offs to average loans (for the three months ended)	.20	.27	.24
Allowance for loan and lease losses to loans	1.09	1.10	1.21
Allowance for loan and lease losses to nonperforming loans	322	388	294

(a)	Our assets under management at June 30, 2007 and March 31, 2007 do not include BlackRock’s assets under management as we deconsolidated BlackRock effective September 29, 2006. Excluding the impact of BlackRock, our assets under management (consisting of Retail Banking assets under management) totaled $50 billion at June 30, 2006.
(b)	The ratios for June 30, 2007 are estimated.
(c)	Common shareholders’ equity less goodwill and other intangible assets net of deferred taxes (excluding mortgage servicing rights) divided by assets less goodwill and other intangible assets net of deferred taxes (excluding mortgage servicing rights).

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATION OF “AS REPORTED” (GAAP) NET INCOME

AND DILUTED EPS TO “AS ADJUSTED” AMOUNTS

In millions, except per share data

THREE MONTHS ENDED	June 30, 2007			March 31, 2007
	Adjustments, Pretax	Net Income	Diluted EPS	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$423	$1.22		$459	$1.46
Adjustments:
BlackRock LTIP (a)	$1			$(52)	(33)	(.11)
Integration costs (b)	16	11	.03	13	8	.03

Net income, as adjusted		$434	$1.25		$434	$1.38

	June 30, 2006
	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$381	$1.28
Adjustment:
Integration costs (b)	$13	5	.02

Net income, as adjusted		$386	$1.30

SIX MONTHS ENDED	June 30, 2007			June 30, 2006
	Adjustments, Pretax	Net Income	Diluted EPS	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$882	$2.67		$735	$2.47
Adjustments:
BlackRock LTIP (a)	$(51)	(33)	(.11)
Integration costs (b)	29	19	.07	$19	8	.03

Net income, as adjusted		$868	$2.63		$743	$2.50

(a)	Includes the impact of the gain recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our 2002 LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.
(b)	Amounts for 2007 include both Mercantile acquisition and BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC in 2007 were included in noninterest income as a negative component of the “Asset management” line item, which includes the impact of our equity earnings from our investment in BlackRock. The second quarter and first six months of 2006 BlackRock/MLIM transaction integration costs were included in noninterest expense.

The tables on pages 15-17 and the first table on page 18 represent reconciliations of certain “As Reported” (GAAP) amounts to “As Adjusted” amounts for certain specified items.

We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations.

Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our 2006 Form 10-K includes additional information regarding our accounting for the BlackRock/MLIM transaction and the BlackRock LTIP shares obligation, and our first quarter 2007 Form 10-Q provides additional information regarding Mercantile acquisition and BlackRock/MLIM transaction integration costs.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATION OF “AS REPORTED” (GAAP) CONDENSED CONSOLIDATED

INCOME STATEMENT TO “AS ADJUSTED” AMOUNTS

In millions

THREE MONTHS ENDED	June 30, 2007			March 31, 2007
	As Reported	Adjustments	As Adjusted (a)	As Reported	Adjustments	As Adjusted (b)
Net interest income	$738		$738	$623		$623
Provision for credit losses	54		54	8		8
Noninterest income	975	$2	977	991	$(50)	941
Noninterest expense	1,040	(15)	1,025	944	(11)	933

Income before income taxes	619	17	636	662	(39)	623
Income taxes	196	6	202	203	(14)	189

Net income	$423	$11	$434	$459	$(25)	$434

THREE MONTHS ENDED	June 30, 2006
	As Reported	Adjustments	As Adjusted (d)
Net interest income	$556	$(4)	$552
Provision for credit losses	44		44
Noninterest income	1,230	(312)	918
Noninterest expense	1,145	(264)	881

Income before minority interest and income taxes	597	(52)	545
Minority interest in income of BlackRock	19	(19)
Income taxes	197	(38)	159

Net income	$381	$5	$386

SIX MONTHS ENDED	June 30, 2007			June 30, 2006
	As Reported	Adjustments	As Adjusted (c)	As Reported	Adjustments	As Adjusted (d)
Net interest income	$1,361		$1,361	$1,112	$(7)	$1,105
Provision for credit losses	62		62	66		66
Noninterest income	1,966	$(48)	1,918	2,415	(666)	1,749
Noninterest expense	1,984	(26)	1,958	2,307	(561)	1,746

Income before minority interest and income taxes	1,281	(22)	1,259	1,154	(112)	1,042
Minority interest in income of BlackRock				41	(41)
Income taxes	399	(8)	391	378	(79)	299

Net income	$882	$(14)	$868	$735	$8	$743

(a)	Amounts adjusted to exclude the impact of the following pretax items: (1) the net mark-to-market adjustment of $1 million on our remaining BlackRock LTIP shares obligation, and (2) Mercantile acquisition and BlackRock/MLIM transaction integration costs totaling $16 million.

We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. Acquisition integration costs can vary significantly from period to period depending on whether or not we have any such transaction pending or in process and depending on the size and nature of the transaction. Our BlackRock LTIP shares obligation results from an agreement entered into in 2002 and predominantly reflects the market price of BlackRock stock at specified times.

(b)	Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $82 million recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our 2002 LTIP shares obligation, (2) the net mark-to-market adjustment totaling $30 million on our remaining BlackRock LTIP shares obligation, and (3) Mercantile acquisition and BlackRock/MLIM transaction integration costs totaling $13 million.
(c)	Amounts adjusted for the sum of the items described in notes (a) and (b) above.
(d)	Amounts adjusted as if we had recorded our investment in BlackRock on the equity method and to exclude PNC’s portion of BlackRock/MLIM transaction integration costs of $13 million and $19 million before taxes for the second quarter and first six months of 2006, respectively.

We believe that providing amounts adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented provides a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact on various components of our consolidated income statement.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATION OF “AS REPORTED” (GAAP)

SELECTED RATIOS TO “AS ADJUSTED” RATIOS

	Three months ended
	June 30 2007	March 31 2007	June 30 2006
Noninterest income to total revenue, as reported	57%	61%	69%
Pretax impact of adjustments	—	(1)	(7)

Noninterest income to total revenue, as adjusted	57%	60%	62%

Efficiency, as reported	61%	58%	64%
Pretax impact of adjustments	(1)	2	(4)

Efficiency, as adjusted	60%	60%	60%

Return on:
Average common shareholders’ equity, as reported	11.61%	15.59%	17.49%
After-tax impact of adjustments	.30	(.85)	.23

Average common shareholders’ equity, as adjusted	11.91%	14.74%	17.72%

Average assets, as reported	1.38%	1.73%	1.64%
After-tax impact of adjustments	.03	(.09)	.02

Average assets, as adjusted	1.41%	1.64%	1.66%

	Six months ended
	June 30 2007	June 30 2006
Noninterest income to total revenue, as reported	59%	68%
Pretax impact of adjustments	(1)	(7)

Noninterest income to total revenue, as adjusted	58%	61%

Efficiency, as reported	60%	65%
Pretax impact of adjustments	—	(4)

Efficiency, as adjusted	60%	61%

Operating leverage, as reported	8%
Pretax impact of adjustments	(5)

Operating leverage, as adjusted	3%

Return on:
Average common shareholders’ equity, as reported	13.39%	17.08%
After-tax impact of adjustments	(.21)	.20

Average common shareholders’ equity, as adjusted	13.18%	17.28%

Average assets, as reported	1.54%	1.60%
After-tax impact of adjustments	(.02)	.02

Average assets, as adjusted	1.52%	1.62%

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

OPERATING LEVERAGE (a)

SIX MONTHS ENDED	June 30, 2007		June 30, 2006		Change
Dollars in millions	As Reported	As Adjusted (b)	As Reported	As Adjusted (c)	As Reported	As Adjusted
Net interest income	$1,361	$1,361	$1,112	$1,105
Noninterest income
Asset management	355	358	890	257
Other	1,611	1,560	1,525	1,492

Total revenue	$3,327	$3,279	$3,527	$2,854	(6)%	15%

Noninterest expense	$1,984	$1,958	$2,307	$1,746	(14)%	12%

Operating leverage					8%	3%

(a)	See also the reconciliation of the "as reported" operating leverage ratio to the "as adjusted" ratio on page 17.
(b)	See (b) on page 13.
(c)	See (c) on page 13.

TAXABLE-EQUIVALENT NET INTEREST INCOME

The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under GAAP in the Consolidated Income Statement.

The following is a reconciliation of net interest income as reported in the Consolidated Income Statement to net interest income on a taxable-equivalent basis:

	Three months ended		Six months ended
In millions	June 30 2007	March 31 2007	June 30 2006	June 30 2007	June 30 2006
Net interest income, GAAP basis	$738	$623	$556	$1,361	$1,112
Taxable-equivalent adjustment	8	6	6	14	13

Net interest income, taxable-equivalent basis	$746	$629	$562	$1,375	$1,125

IMPACT OF MERCANTILE ACQUISITION

INCOME STATEMENT DATA

In millions

Three months ended June 30, 2007	PNC Excluding Mercantile	Mercantile (a)	Mercantile Integration Costs	PNC As Reported
Net interest income, GAAP basis	$588	$150		$738
Provision for credit losses	(54)			(54)
Noninterest income	908	67		975
Noninterest expense	(909)	(116)	$(15)	(1,040)
Income taxes	(162)	(39)	5	(196)
Net income (loss)	371	62	(10)	423

Diluted earnings (loss) per share impact	$1.27	$(.02)	$(.03)	$1.22

Three months ended March 31, 2007	PNC Excluding Mercantile	Mercantile (a) (b)	Mercantile Integration Costs	PNC As Reported
Net interest income, GAAP basis	$577	$46		$623
Provision for credit losses	(8)			(8)
Noninterest income	972	19		991
Noninterest expense	(893)	(40)	$(11)	(944)
Income taxes	(198)	(9)	4	(203)
Net income (loss)	450	16	(7)	459

Diluted earnings (loss) per share impact	$1.50	$(.02)	$(.02)	$1.46

(a)	Amounts include the acquisition funding costs and the related purchase accounting adjustments. The per share adjustment reflects the dilutive impact of approximately 53 million additional PNC common shares issued to acquire Mercantile.
(b)	Mercantile activity is from the closing on March 2, 2007 through March 31, 2007.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

IMPACT OF MERCANTILE ACQUISITION

AVERAGE BALANCE SHEET DATA

In millions

Three months ended June 30, 2007	PNC Excluding Mercantile	Mercantile	PNC As Reported
Average loans, net of unearned income
Commercial	$20,919	$3,733	$24,652
Commercial real estate	3,456	6,057	9,513
Consumer	16,257	1,629	17,886
Residential mortgage	7,437	1,090	8,527
Other (a)	2,969	8	2,977

Total average loans, net of unearned income	$51,038	$12,517	$63,555

Average deposits
Interest-bearing	$51,111	$9,293	$60,404
Noninterest-bearing	14,707	3,117	17,824

Total average deposits	$65,818	$12,410	$78,228

Three months ended March 31, 2007	PNC Excluding Mercantile	Mercantile (b)	PNC As Reported
Average loans, net of unearned income
Commercial	$20,558	$921	$21,479
Commercial real estate	3,468	2,010	5,478
Consumer	16,297	568	16,865
Residential mortgage	6,379	794	7,173
Other (a)	3,056	5	3,061

Total average loans, net of unearned income	$49,758	$4,298	$54,056

Average deposits
Interest-bearing	$50,607	$3,260	$53,867
Noninterest-bearing	14,740	1,067	15,807

Total average deposits	$65,347	$4,327	$69,674

(a)	Includes lease financing.
(b)	Mercantile activity is from the closing on March 2, 2007 through March 31, 2007.